UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-38196

GlassBridge Enterprises, Inc.

(Exact name of registrant as specified in its charter)

1099 Helmo Ave. N., Suite 250

Oakdale, Minnesota 55128

(651) 704-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the

GlassBridge Enterprises, Inc. Retirement Investment Plan (f/k/a Imation Retirement Investment Plan)

(Title of each class of securities covered by this Form)

GlassBridge Enterprises, Inc. Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 483*

*	Participants can no longer contribute their funds to purchase shares of common stock of GlassBridge Enterprises, Inc. (the “Company”) pursuant to the GlassBridge Enterprises, Inc. Retirement Investment Plan (f/k/a Imation Retirement Investment Plan) (the “Plan”). Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Company’s duty to file reports under Section 15(d) of the Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, GlassBridge Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 21, 2017	By:	/s/ Danny Zheng
Name: Danny Zheng Title: Interim Chief Executive Officer and Chief Financial Officer